Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

February 20, 2024

Re:	Schedule 13E-3 filed September 13, 2023 SEC File No. 5-91698 Form F-4 filed September 6, 2023 Filed by Vitru Brazil Ventures, Holdings & Trade Inc. SEC File No. 333-274353

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:   Christina Chalk

Ladies and Gentlemen:

On behalf of our clients, Vitru Brasil Empreendimentos, Participações e Comércio S.A. (“Vitru Brazil” or the “Registrant”) and Vitru Limited, an exempted company incorporated in the Cayman Islands (“Vitru Cayman” and jointly with Vitru Brazil, the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated February 16, 2024 (the “Comment Letter”). On September 6, 2023, Virtu Brazil publicly filed an initial Registration Statement on Form F-4 (as amended or supplemented from time to time, the “Registration Statement”), and on September 13, 2023 Vitru Brazil and Vitru Cayman filed a Schedule 13E-3 (as amended or supplemented from time to time, the “Schedule 13E-3”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). The Registrant has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages in Amendment No. 4.

Schedule 13E-3/A and Form F-4/A filed February 12, 2024

Special Factors - Background to the Proposed Transaction, page 1

1.	Here or in the following section where the reasons for the Merger are discussed, explain why the Cayman Board believed the proposed price reflected in the Company A proposal "did not reflect the value and potential of Vitru Cayman." Please provide specific support for this belief, including any underlying analysis supporting it.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 11 of Amendment No. 4 to include the requested disclosure.

2.	Refer to the new disclosure on pages 3-4 concerning the unsolicited proposal made by Company A. While the factors listed in the last paragraph on page 3 describe why the board of Vitru Cayman considered the Company A proposal to be inferior to the Merger, they do not explain why the board decided not to pursue further discussions with Company A. Please revise to explain.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 11 of Amendment No. 4 to include the requested disclosure. The board of directors of Vitru Cayman decided not to pursue further discussions with Company A because it determined that Company A would not be able to make an offer that its shareholders would find acceptable. In particular, the significant share component in Company A’s proposal would result in Vitru Cayman’s shareholders becoming minority shareholders in the privately-owned combined company, with limited opportunities to exit their investment. Vitru Cayman’s largest shareholders, each with board representatives, holding approximately 50% of its outstanding shares, indicated that they would not support a transaction where they would become minority shareholders of a private company, and therefore in any case the Company A proposal would be unlikely to receive the requisite shareholder support to be approved.

3.	Provide additional disclosure about the terms of the Company A proposal and about Company A (given that part of Company A's proposal consisted of its shares). Your new disclosure states that the proposal consisted of "either cash (limited to a maximum amount) or shares of Company A..." You further state that the proposal valued Vitru Cayman at R$2.835 billion or R$79.20 per share. Clarify whether Company A made an all cash proposal, or whether it made a cash and share proposal, subject to a cap on cash. In addition, explain whether shareholders of Vitru Cayman who were not "qualified institutional buyers" would have received only cash. Here or in the next section discussing the fairness of the Merger, provide additional details about Company A that would be relevant to the value of its shares or the share component of its proposal. If the Merger contemplated a specific total or per share value for Vitru Cayman as the proposal did, please state those figures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 11 of Amendment No. 4 to provide additional disclosure about the terms of Company A proposal and to clarify that Company A is a strategic counterparty. The Company respectfully advises the Staff that the Company A proposal was made to Vitru Cayman on a confidential basis. Accordingly, the Company respectfully advises the Staff that it is unable to provide additional information about Company A as such information could assist third parties in identifying Company A. Furthermore, the Company does not believe that details about Company A is material in light of the reasons for which the board of directors decided not to pursue further discussions with Company A.

February 20, 2024	2

Appraisal Report by Apsis Consultoria e Avaliacoes Ltda., page 7

4.	Please revise here or where appropriate to note that the Appraiser did not consider Company A's proposal in compiling the Appraisal Report, and explain why the Vitru Cayman board did not request an update after the proposal was received.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 14 of Amendment No. 4 in response. The Company respectfully advises the Staff that the Appraisal Report was prepared for Vitru Brazil to fulfill a requirement of Brazilian law, and not for Vitru Cayman.

The Current Status of the Position of Vitru Cayman's Board of Directors, page 11

5.	Please update the discussion of the Vitru Cayman board's reasons for recommending the Merger and its determination of fairness to unaffiliated shareholders to explain how it considered Company A's proposal. If it did not evaluate those determinations in light of the Company A proposal, please explain why not. Please provide the same updated disclosure as to Vitru Brazil and its analysis of the Merger.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 13 of Amendment No. 4 in response.

General

6.	We note the revised disclosure in multiple places throughout the prospectus about the actions U.S. shareholders must take in order to hold Vitru Brazil Shares after the Merger. Please include a time frame for the relevant actions required. For example, fill in the date for the bracketed information on page xxi and elsewhere so that we may ascertain the time period involved. To the extent that such date may change, it may remain in brackets.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xvii and 46 of Amendment No. 4 in response. The Company further advises the Staff that shareholders who do not receive Vitru Brazil Shares on the Closing Date will have an additional 60 days after the Closing Date and before the termination of the ADS program to complete the necessary actions to hold Vitru Brazil Shares after the Merger, as disclosed on pages xvii and 46 of Amendment No. 4.

* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Lourenço Lopes-Sabino at 212-450-6139 or lourenco.lopes-sabino@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer of Vitru Cayman and Vitru Brazil.

Denilza Portela, Partner, PricewaterhouseCoopers Auditores Independentes Ltda.

Leandro Camilo, Partner, PricewaterhouseCoopers Auditores Independentes Ltda.

February 20, 2024	3